Exhibit 99.5

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF JD.COM, INC. (Continued and to be signed on the reverse side) ADD YOUR EMAIL ADDRESS ONLINE Add your email address to your online account at AST for 24/7 access to your account and enroll in eConsent to receive future materials electronically. Update your account today: For first time users setting up an account, follow the instructions outlined below: heading button • Follow the instructions provided to set up your account which will include providing your e-mail address • Once your account has been set up, select the tool bar “Communications” at the top right side of the page • Here you need to select “Receive Company Mailings via E-Mail” • Next, click on the “Submit” button and any future proxy materials will be sent to you electronically should they be available    • Go to www.astfinancial.com/login and click on “LOGIN” button under the Shareholder Central heading • Once you access your account, select the tool bar “Communications” at the top right side of the page • Here you need to select “Receive Company Mailings via E-Mail” • Next, click on the “Submit” button and any future proxy materials will be sent to you electronically should they be available Alternatively you can provide us with your email address in the below section entitled “ELECTRONIC SHAREHOLDER COMMUNICATIONS” to receive future materials electronically when available. Electronic instead below or of on hard Shareholder the copy reverse shareholder side Communications . communications Please . Register join the online growing at astfinancial number of .com shareholders or supply who your receive email address emails

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

JD.COM, INC.

June 21, 2023

ADD YOUR EMAIL ADDRESS ONLINE

Add your email address to your online account at AST for 24/7 access to your account and enroll in eConsent to receive future materials electronically. Update your account today at: www.astfinancial.com/login (see reverse side for instructions) or provide us with your email address in the section entitled "ELECTRONIC SHAREHOLDER COMMUNICATIONS" at the bottom right side of this card or on the reverse side to receive future materials electronically when available.

Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM EST on June 12, 2023.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00003000000000000000 7 062123

Resolution presented for consideration by the Annual General Meeting of Shareholders on June 21, 2023
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

As a special resolution:

	FOR	AGAINST	ABSTAIN
1. THAT the Company's Second Amended and Restated Memorandum of Association and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Third Amended and Restated Memorandum of Association and Articles of Association in the form as attached to the AGM Notice as Exhibit B.	☐	☐	☐

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Electronic Shareholder Communications Please join the growing number of shareholders who receive emails instead of hard copy shareholder communications. Register online at astfinancial.com or supply your email address below.

Signature of Shareholder ________ Date: ________ Signature of Shareholder ________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.